United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 1, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

Coca-Cola Europacific Partners plc (the "Company")

Change of General Counsel and Company Secretary

The Company is pleased to announce the appointment of Svetlana Walker as General Counsel and Company Secretary with effect from 1 April 2026.

Svetlana brings over 20 years of international legal and compliance experience across packaging, pharmaceuticals and consumer goods, most recently serving as General Counsel and Chief Compliance Officer at Klöckner Pentaplast Group.

Clare Wardle has stepped down as General Counsel and Company Secretary. The Board would like to acknowledge Clare's significant contribution to the Company, and wishes her well for the future.

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the NASDAQ 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 1, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

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